Item 77.D. Changes to Investment Policies
The Board of Trustees of CBRE Clarion Global Real Estate Income Fund has approved two modifications of the Trust's investment policies, which will be effective March 1, 2016. Disclosure regarding these changes has been included in the Fund's Annual Report to Shareholders, which has been filed with the Commission as a part of Form N-CSR.

1.	The Trust is revising an investment policy related to the
use of the term 'global' in its name. Since 2007, the Trust has committed (by virtue of disclosure in its 2007
Prospectus) to invest at least 40% of its assets in countries other than the United States. The revised policy requires at least 30% of the Trust's assets to be invested in securities of companies economically tied to countries other than the U.S. and, further, requires the Trust's assets to be invested in companies economically tied to a minimum of seven countries, including the U.S.

2.	The Trust has adopted an investment policy that will
increase, from 5% to 20%, the extent to which the Trust is permitted to write 'covered call' options on its underlying assets.